Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 7 Announcement Summary Entity name RIO TINTO LIMITED Date of this announcement Tuesday October 13, 2026 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date RIOAL SHARE RIGHTS 196,770 30/09/2026 Refer to next page for full details of the announcement +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX EXHIBIT 99.9

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity RIO TINTO LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 13/10/2026 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

ASX Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

RIOAL : SHARE RIGHTS

Date the +securities the subject of this notification were issued

30/9/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Rio Tinto Limited Global Employee Share Plan (myShare) was approved by the shareholders at the 2021 annual general meeting and the terms of myShare is set out in the Notice of Meeting at:
https://www.asx.com.au/asxpdf/20210308/pdf/44tfy5dwg3nsp1.pdf

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

160,513

ASX +security code and description

RIOAL : SHARE RIGHTS

Date the +securities the subject of this notification were issued

30/9/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Rio Tinto Limited Equity Incentive Plan (EIP) Rules were approved by the shareholders at the 2018 annual general meeting and the terms of EIP is set out in the Notice of Meeting at
https://www.asx.com.au/asxpdf/20180302/pdf/43s3gxnhrdy1kj.pdf

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 7 Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 36,257

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,821,214 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 5,743,175

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 196,770 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? No Yes No No